January 13, 2000


 Securities and Exchange Commission
 450 Fifth Street, N..W.
 Washington, D.C.   20549


             Re:   Withdrawal of Form S-4
                   Bingogold, Inc.
                   Accession No.  01030984-99-000006


 Ladies and Gentlemen:

     This firm is legal counsel for BingoGold On behalf of Bingogold, we hereby request that the subject registration statement filed on the EDGAR System under Accession No. 01030984-99-000006 be withdrawn.

      Thank you for your assistance. If you have questions concerning this matter, please do not hesitate to contact me.



                                 Very truly yours,

                                 SHAWN F. HACKMAN,A PC.


 (BY) Signature                               /s/ Shawn F. Hackman
 (Name)                                           Shawn F. Hackman